                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a press release issued by Tefron, dated February 20, 2007, announcing full year 2006 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States.
Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization and other income (expenses). EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to our investors and lenders in relation to our debt covenants, as certain of the debt covenants include adjusted EBITDA as a performance measure. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows form operating activities as a measure of liquidity.
EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statement on Form S-8 (Registration No. 333-111932).

                                        2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          -----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: February 20, 2007

            TEFRON REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS

        2006 REPRESENTS A YEAR OF RECORD REVENUE AND STRONG PROFITABILITY

                                   ----------

FULL YEAR 2006 HIGHLIGHTS

o    RECORD ANNUAL REVENUES FROM CONTINUING OPERATIONS OF $188.1 MILLION, UP
     9.8% FROM 2005.

o    INCREASE IN GROSS, OPERATING AND INCOME FROM CONTINUING OPERATIONS MARGINS
     TO 22.8%, 13.8% AND 9.7%, RESPECTIVELY.

o    EBITDA FOR 2006 REACHED $35.1 MILLION, REPRESENTING A 35.8% INCREASE OVER
     2005.

o    FULLY DILUTED EPS FROM CONTINUING OPERATIONS WAS $0.88 IN 2006 COMPARED
     WITH $0.47 IN 2005.

o    2006 YEAR-END NET BANK DEBT OF $5.2 MILLION, COMPARED WITH $49.0 MILLION AT
     YEAR-END 2005.

o    A TOTAL OF $10 MILLION IN DIVIDENDS DURING 2006.

FOURTH QUARTER HIGHLIGHTS

o    QUARTERLY REVENUES FROM CONTINUING OPERATIONS OF $50.0 MILLION, UP 8.7%
     FROM THE FOURTH QUARTER OF 2005 AND THE HIGHEST QUARTERLY REVENUE IN OVER
     SIX YEARS.

o    GROSS, OPERATING AND INCOME FROM CONTINUING OPERATIONS MARGINS FOR THE
     QUARTER WERE 22.2%, 12.9% AND 9.3%, RESPECTIVELY.

o    QUARTERLY INCOME FROM CONTINUING OPERATIONS OF $4.7 MILLION, UP 14.9% FROM
     THE FOURTH QUARTER OF 2005.

o    FULLY DILUTED EPS FROM CONTINUING OPERATIONS WAS $0.22 IN THE QUARTER
     COMPARED WITH $0.23 IN THE FOURTH QUARTER OF 2005.

MISGAV, ISRAEL, FEBRUARY 20, 2007 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the fourth quarter and full year 2006.

As announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations, and the financial results described below therefore do not include the financial results of AlbaHealth. Tefron ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

FOURTH QUARTER 2006 RESULTS

Fourth quarter revenue reached $50.0 million, representing an 8.7% increase over fourth quarter 2005 revenues of $46.0 million. The increase in revenues over the fourth quarter of 2005 was driven by a growth in sales of the active-wear and swimwear product lines, which was partly offset by a decrease in sales of our intimate apparel products.

Fourth quarter gross margin was 22.2% compared with 22.8% in the fourth quarter of 2005. Operating income totaled $6.4 million (12.9% of revenues), compared with $7.0 million (15.3% of revenues) in the fourth quarter of 2005, a decrease of 8.7%.

The decline in operating margin during the fourth quarter was primarily due to the effect of the significant strengthening of the Israeli Shekel versus the US
Dollar, and extraordinary shipping expenses following a delay in deliveries caused primarily by the impact of the hostilities in the northern part of Israel during the third quarter of 2006.

Income from continuing operations was $4.7 million (9.3% of revenues), or $0.22 per diluted share, in the fourth quarter of 2006, compared to $4.1 million (8.8%
of revenues), or $0.23 per diluted share, in the fourth quarter of 2005. The improvement in income from continuing operations was due to a decrease in financial expenses resulting mainly from the significant reduction in net bank debt over the course of the year together with a lower effective tax rate due to tax incentives received under the Israeli Law for the Encouragement of Capital
Investments.

RESULTS FOR FULL YEAR 2006

Full year 2006 revenue was $188.1 million, representing a 9.8% increase over
2005 revenues of $171.3 million. The increase in revenues over 2005 was driven by a growth in sales in the active wear and swimwear product lines.

Full year 2006 gross margin increased to 22.8%, compared with 17.3% as reported in 2005. Operating income grew to $25.9 million (13.8% of revenues) compared with an operating income of $16.1 million (9.4% of revenues) as reported in
2005, an increase of 60.4%. Income from continuing operations in 2006 was $18.3 million (9.7% of revenues) or $0.88 per diluted share, an increase of 111.1%
from $8.7 million (5.0% of revenues) or $0.47 per diluted share in 2005.

The increase in profitability follows continued improvements in operating efficiencies and cost controls in all of the Company's divisions. Improved operating efficiencies resulted from increased production and quality performance and further transfer of sewing capacity to Jordan.

MANAGEMENT COMMENT

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "2006 was a very successful year for us in which our efforts over the past few years paid off. We achieved record revenue from continuing operations and strong profitability while generating significant cash flow. We began 2007 with a strong position which should allow us to capitalize on market trends and growth opportunities that may arise."

Mr. Shiran continued, "Our active-wear and swimwear product lines continued to grow both during the fourth quarter and during the year. Our intimate apparel business maintained steady revenues during the year, in line with our expectations."

Mr. Shiran added, "Active-wear sales were below our initial expectations for
2006 due to a shift in timing of product flows by Nike. We anticipate a temporary decline in active-wear sales in the first half of 2007, and a strengthening of active-wear sales in the second half of 2007 as Nike introduces its next generation of performance apparel. We believe our relationship with
Nike is strong, and it remains a central part of our strategy driving our long-term growth in the active wear."

Mr. Shiran added, "Overall, in the first half of 2007 we expect to see a slight decline in revenue as compared to the first half of last year due to the anticipated decline in active-wear revenue. Additionally, we expect a temporary reduction in operating margins in the first half of the year as compared with the first half of last year, given the ongoing weakness of the dollar versus the
Israeli shekel, as well as pricing pressure in older collections of our intimate apparel product line. We expect this will be followed by increased sales and improved operating margins in the second half of the year. Overall, we expect a higher revenue level in 2007 compared with 2006."

Mr. Shiran concluded, "We believe that we have built a solid business with strong growth drivers, and in 2006 we saw the fruits of our strategy. This year, we intend to continue to build on those strengths and are actively considering new growth drivers to propel our business in the coming years."

CONFERENCE CALL
--------------------------------------------------------------------------------
The Company will be hosting a conference call today, February 20, 2007 at
10:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 668 9141
UK DIAL-IN NUMBER: 0 800 917 5108
ISRAEL DIAL-IN NUMBER: 03 918 0687
INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0687

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------
Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, J. C. Penney,
lululemon, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED:

     o OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES OR
ON THE SAME TERMS;

     o THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
CHANGES IN FASHION PREFERENCES;

     o THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING THE
ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE SEAMLESS MARKET IN
WHICH WE OPERATE;

     o THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT QUOTAS
(E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR DIVISION).

     o THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY RESULTING
FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS AND
DIFFERENT RAW MATERIALS;

     o THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
EXPANSION INTO NEW PRODUCT LINES;

     o OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE OF
OUR MACHINERY;

     o THE FLUCTUATIONS COSTS OF RAW MATERIALS;

     o OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
PROCESS;

     o OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
DEBT;

     o FLUCTUATIONS IN INFLATION AND CURRENCY; AND

     o POLITICAL,. ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 866 704 6710
aasaf@tefron.com                    ehud@gkir.com / kenny@gkir.com

TABLE 1: SALES BY SEGMENTS:

                         Year ended                  Year ended                Three months ended           Three months ended
                     December 31, 2006            December 31, 2005             December 31, 2006            December 31, 2005
                 --------------------------   --------------------------   --------------------------   --------------------------
                 USD Thousands   % of total   USD Thousands   % of total   USD Thousands   % of total   USD Thousands   % of total
                 -------------   ----------   -------------   ----------   -------------   ----------   -------------   ----------

Cut & sew            85,951         45.7%         61,454         35.9%         25,159         50.3%         17,632         38.3%
Seamless            102,153         54.3%        109,882         64.1%         24,848         49.7%         28,367         61.7%
Total               188,104        100.0%        171,336        100.0%         50,007        100.0%         45,999        100.0%

TABLE 2: SALES BY PRODUCT LINE:

                            Year ended                   Year ended               Three months ended            Three months ended
                         December 31, 2006            December 31, 2005            December 31, 2006             December 31, 2005
                     --------------------------   --------------------------  --------------------------   ---------------------------
Product line         USD Thousands   % of total   USD Thousands   % of total  USD Thousands   % of total   USD Thousands    % of total
------------         -------------   ----------   -------------   ----------  -------------   ----------   -------------    ----------

Intimate Apparel        100,890         53.6%        101,625         59.3%         26,209         52.4%         28,407         61.8%
Active wear              59,406         31.6%         51,961         30.3%         13,618         27.2%         11,775         25.6%
Swimwear                 27,808         14.8%         17,750         10.4%         10,180         20.4%          5,817         12.6%
Total                   188,104        100.0%        171,336        100.0%         50,007        100.0%         45,999        100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                              DECEMBER 31,
                                                        ------------------------
                                                          2006            2005
                                                        --------        --------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                             $  3,966        $  7,652
  Short term deposit                                      10,089               -
  Marketable securities                                    4,975               -
  Trade receivables, net                                  30,655          25,978
  Other accounts receivable and prepaid expenses           4,166           4,956
  Inventories                                             28,912          26,382
                                                        --------        --------

TOTAL current assets                                      82,763          64,968
                                                        --------        --------

LONG TERM INVESTMENTS:

Bank deposit                                               1,029               -
Severance pay fund                                           778             634
Subordinated note                                          3,000               -
                                                        --------        --------

TOTAL long term investments                                4,807             634
                                                        --------        --------

PROPERTY, PLANT AND EQUIPMENT, NET                        77,086          80,859
                                                        --------        --------

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS                   -          40,053
                                                        --------        --------

TOTAL assets                                            $164,656        $186,514
                                                        ========        ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                         DECEMBER 31,
                                                                 ---------------------------
                                                                   2006              2005
                                                                 ---------         ---------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                         $       -         $  14,713
  Current maturities of long-term bank loans                         5,948             6,373
  Trade payables                                                    31,143            27,865
  Other accounts payable and accrued expenses                       10,402             8,721
                                                                 ---------         ---------

TOTAL current liabilities                                           47,493            57,672
                                                                 ---------         ---------

LONG-TERM LIABILITIES:
  Long  term loans from banks (net of current maturities)           19,322            35,535
  Deferred taxes                                                    12,313             9,116
  Accrued severance pay                                              3,298             2,695
                                                                 ---------         ---------

TOTAL long-term liabilities                                         34,933            47,346
                                                                 ---------         ---------

LIABILITIES  AND MINORITY INTEREST ATTRIBUTED TO
  DISCONTINUED OPERATIONS                                                -            26,811
                                                                 ---------         ---------

SHAREHOLDERS' EQUITY:
  Share capital
  Ordinary shares                                                    7,411             6,810
  Additional paid-in capital                                       101,684            83,069
  Deferred stock-based compensation                                      -              (198)
  Less - 997,400 Ordinary shares in treasury, at cost               (7,408)           (7,408)
  Cumulative other comprehensive income                                 55               307
  Accumulated deficit                                              (19,512)          (27,895)
                                                                 ---------         ---------

TOTAL shareholders' equity                                          82,230            54,685
                                                                 ---------         ---------

TOTAL liabilities and shareholders' equity                       $ 164,656         $ 186,514
                                                                 =========         =========

                                       10

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                               YEAR ENDED                           THREE MONTHS ENDED
                                                                               DECEMBER 31,                            DECEMBER 31,
                                                                    --------------------------------         --------------------------------
                                                                         2006               2005                 2006                 2005
                                                                    ------------        ------------         ------------        ------------

Sales                                                               $    188,104        $    171,336         $     50,007        $     45,999
Cost of sales                                                            145,144             141,621               38,881              35,521
                                                                    ------------        ------------         ------------        ------------

Gross profit                                                              42,960              29,715               11,126              10,478
Selling, general and administrative expenses                              17,077              13,579                4,699               3,438
                                                                    ------------        ------------         ------------        ------------

Operating income                                                          25,883              16,136                6,427               7,040
Financial expenses, net                                                    1,912               3,189                  411               1,131
                                                                    ------------        ------------         ------------        ------------

Income before taxes on income                                             23,971              12,947                6,016               5,909
Taxes on income                                                            5,711               4,297                1,348               1,847
                                                                    ------------        ------------         ------------        ------------

Income from continuing operations                                         18,260               8,650                4,668               4,062
Income (loss) from discontinued operations (including
  impairment and other costs related to exercise of the put
  option)                                                                    120              (5,357)                   -              (6,281)
                                                                    ------------        ------------         ------------        ------------

Net income (loss)                                                   $     18,380        $      3,293         $      4,668        $     (2,219)
                                                                    ============        ============         ============        ============

Basic and diluted net earnings per share from continuing
  operations:
  Basic net earnings per share                                      $       0.90        $       0.49         $       0.23        $       0.23
                                                                    ============        ============         ============        ============
  Diluted net earnings per share                                    $       0.88        $       0.47         $       0.22        $       0.23
                                                                    ============        ============         ============        ============

Basic and diluted net earnings (losses) per share from
  discontinued operations:
  Basic net earnings (losses) per share                             $       0.01        $      (0.30)        $          -        $      (0.35)
                                                                    ============        ============         ============        ============
  Diluted net earnings (losses) per share                           $       0.01        $      (0.29)        $          -        $      (0.35)
                                                                    ============        ============         ============        ============

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                             $       0.91        $       0.19         $       0.23        $      (0.12)
                                                                    ============        ============         ============        ============
  Diluted net earnings (losses) per share                           $       0.89        $       0.18         $       0.22        $      (0.12)
                                                                    ============        ============         ============        ============

Weighted average number of shares used for computing basic
  earnings (losses) per share                                         20,210,722          17,719,275           20,620,500          17,992,972
                                                                    ============        ============         ============        ============

Weighted average number of shares used for computing diluted
  earnings (losses) per share                                         20,754,566          18,542,618           21,672,528          17,992,972
                                                                    ============        ============         ============        ============

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            YEAR ENDED                    THREE MONTHS ENDED
                                                                            DECEMBER 31,                     DECEMBER 31,
                                                                     -------------------------         -------------------------
                                                                       2006             2005             2006             2005
                                                                     --------         --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                  $ 18,380         $  3,293         $  4,668         $ (2,219)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Loss (income) from discontinued operations                           (120)           5,357                -            6,281
    Depreciation, amortization and impairment of property,
      plant and equipment                                               8,719            9,686            2,410            2,900
    Compensation related to options granted to employees                  555              431               79              185
    Increase (decrease) in severance pay, net                             459             (588)             134              100
    Increase (decrease) in deferred taxes, net                          3,098            4,670           (2,164)           2,349
    Accrual of interest on short and long-term deposits                  (100)               -             (100)               -
    Gain on sale of and accretion of discount on marketable
      securities                                                          (57)               -              (57)               -
    Loss (gain) on disposal of property, plant and equipment,
      net                                                                 (73)            (409)             (79)               1
    Increase in trade receivables, net                                 (4,677)          (9,099)         (11,463)          (6,197)
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                                   (417)             884              752              178
    Decrease (increase) in inventories                                 (2,530)           3,740           (2,098)          (1,023)
    Increase (decrease) in trade payables                               3,278              793            4,357              (97)
    Increase (decrease) in other accounts payable and accrued
      expenses                                                            748             (946)           4,185              841
                                                                     --------         --------         --------         --------

Net cash provided by continuing operating activities                   27,263           17,812              624            3,299
Net cash provided by discontinued operating activities                    507            2,999                -              685
                                                                     --------         --------         --------         --------

Net cash provided by operating activities                              27,770           20,811              624            3,984
                                                                     --------         --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of property, plant and equipment                            (4,688)          (4,960)          (2,264)            (824)
  Investment grants received                                            1,218              452                -              106
  Proceeds from sale of property, plant and equipment                     335              475               30              385
  Dividend received from discontinued operations                          140              484                -              175
  Proceeds from (payment related to) sale of subsidiary, net            9,917                -             (333)               -
  Investment in short and long-term deposits and marketable
    securities                                                        (22,894)               -          (22,894)               -
  Proceeds from sale of marketable securities                           6,961                -            6,961                -
  Proceeds from the Company's insurance policy for plant and
    machinery damage                                                        -              619                -              (11)
  Earn out payment related to acquisition of Macro Clothing                 -             (261)               -              (26)
                                                                     --------         --------         --------         --------

Net cash used in continuing investing activities                       (9,011)          (3,191)         (18,500)            (195)
Net cash used in discontinued investing activities                       (172)            (779)               -             (339)
                                                                     --------         --------         --------         --------

Net cash used in investing activities                                  (9,183)          (3,970)         (18,500)            (534)
                                                                     --------         --------         --------         --------

                                       12

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              YEAR ENDED                    THREE MONTHS ENDED
                                                                              DECEMBER 31,                     DECEMBER 31,
                                                                       -------------------------         -------------------------
                                                                         2006             2005             2006             2005
                                                                       --------         --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Repayment of long-term bank loans                                     (21,188)          (6,038)          (1,487)          (1,486)
  Proceeds from long-term bank loans                                      5,000                -                -                -
  Payments under capital lease                                                -             (206)               -              (23)
  Decrease in short-term bank credit, net                               (14,713)          (3,642)               -           (1,508)
  Tax benefit from exercise of stock options related to
    employees and directors                                                 446                -              446                -
  Proceeds from exercise of stock options related to employees
    and directors                                                         3,175              456              615              134
  Exercise of tradable options issued at the secondary offering             972                -              972                -
  Proceeds from secondary offering of shares and options, net            13,816                -                -                -
  Dividend paid to shareholders                                          (9,446)               -           (4,825)               -
                                                                       --------         --------         --------         --------

Net cash used in continuing financing activities                        (21,938)          (9,430)          (4,279)          (2,883)
Net cash used in discontinued financing activities                         (544)          (2,768)               -             (213)
                                                                       --------         --------         --------         --------

Net cash used in financing activities                                   (22,482)         (12,198)          (4,279)          (3,096)
                                                                       --------         --------         --------         --------

Total increase (decrease) in cash and cash equivalents                   (3,895)           4,643          (22,155)             354
Decrease (increase) in cash and cash equivalents attributed to
  discontinued operations                                                   209              548                -             (133)
                                                                       --------         --------         --------         --------

Increase (decrease) in cash and cash equivalents attributed to
  continuing operations                                                  (3,686)           5,191          (22,155)             221
Cash and cash equivalents at beginning of period                          7,652            2,461           26,121            7,431
                                                                       --------         --------         --------         --------

Cash and cash equivalents at end of period                             $  3,966         $  7,652         $  3,966         $  7,652
                                                                       ========         ========         ========         ========

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CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    Year ended                    Three months ended
                                                                    December 31,                     December 31,
                                                             -------------------------         -------------------------
                                                               2006             2005             2006             2005
                                                             --------         --------         --------         --------

Operating income
 (See statements of operations)                              $ 25,883         $ 16,136         $  6,427         $  7,040
Loss (gain) on disposal of property, plant and equipment
 (See statements of cash flows)                                   (73)            (409)             (79)               1
Depreciation and amortization
 (See statements of cash flows)                                 8,719            9,686            2,410            2,900
Compensation related to options granted to employees
 (See statement of cash flow)                                     555              431               79              185
                                                             --------         --------         --------         --------
 EBITDA                                                      $ 35,084         $ 25,844         $  8,837         $ 10,126
                                                             ========         ========         ========         ========

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